UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)*
BioAtla, Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

09077B104
(CUSIP Number)

February 16, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
◻  Rule 13d-1(b)
◻  Rule 13d-1(c)
☒  Rule 13d-1(d)
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No.	09077B104

1	NAMES OF REPORTING PERSONS
Himalaya Parent LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
8,682,304

	6	SHARED VOTING POWER
‑ 0 ‑

	7	SOLE DISPOSITIVE POWER
8,682,304

	8	SHARED DISPOSITIVE POWER
‑ 0 ‑

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,682,304

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
26.99%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No.	09077B104

1	NAMES OF REPORTING PERSONS
Jay M. Short

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
‑ 0 ‑

	6	SHARED VOTING POWER
8,682,304

	7	SOLE DISPOSITIVE POWER
‑ 0 ‑

	8	SHARED DISPOSITIVE POWER
8,682,304

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,682,304

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
26.99%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No.	09077B104

1	NAMES OF REPORTING PERSONS
Carolyn Anderson Short

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
‑ 0 ‑

	6	SHARED VOTING POWER
8,682,304

	7	SOLE DISPOSITIVE POWER
‑ 0 ‑

	8	SHARED DISPOSITIVE POWER
8,682,304

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,682,304

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
26.99%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1(a).	Name of Issuer:

 BioAtla, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

 11085 Torreyana Road, San Diego, California 92121

Item 2(a).	Name of Person Filing:

(1) Himalaya Parent LLC
(2) Jay M. Short
(3) Carolyn Anderson Short

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(1) Himalaya Parent LLC
    c/o BioAtla, Inc.
    11085 Torreyana Road
    San Diego, California 92121

(2) Jay M. Short
    c/o BioAtla, Inc.
    11085 Torreyana Road
    San Diego, California 92121

(3) Carolyn Anderson Short
     c/o BioAtla, Inc.
    11085 Torreyana Road
    San Diego, California 92121

Item 2(c).	Citizenship:

(1) Himalaya Parent LLC:  Delaware
(2) Jay M. Short: United States of America
(3) Carolyn Anderson Short:  United States of America

Item 2(d).	Title of Class of Securities:

 Common Stock, par value $0.0001

Item 2(e).	CUSIP Number:

 09077B104

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐ Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

  (1) Himalaya Parent LLC:  8,682,304

  (2) Jay M. Short: 8,682,304

  (3) Carolyn Anderson Short:  8,682,304

  Jay M. Short and Carolyn Anderson Short are the managers of Himalaya Parent LLC and collectively make investment decisions on behalf of Himalaya Parent LLC. Dr. Short is the Chairman and Chief Executive Officer of the Issuer and Ms. Short is the Executive Vice President and Chief of Intellectual Property and Strategy of the Issuer. Dr. Short and Ms. Anderson Short disclaim beneficial ownership of the shares listed, except to the extent of his or her pecuniary interest therein, if any.

(b)	Percent of class:

  (1) Himalaya Parent LLC:  26.99%

  (2) Jay M. Short: 26.99%

  (3) Carolyn Anderson Short: 26.99%

  The above percentages are calculated in accordance with Rule 13d-3 based on 32,171,560 issued and outstanding shares of common stock of the Issuer as of December 18, 2020 immediately following the completion of the IPO, including the exercise in full by the underwriters of their option to purchase additional shares of Common Stock, as reported in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, on December 17 , 2020.
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

(1) Himalaya Parent LLC:  8,682,304

(2) Jay M. Short: 0

(3) Carolyn Anderson Short:  0

(ii)	Shared power to vote or to direct the vote:

(1) Himalaya Parent LLC:  0

(2) Jay M. Short: 8,682,304

(3) Carolyn Anderson Short:  8,682,304

(iii)	Sole power to dispose or to direct the disposition of:

(1) Himalaya Parent LLC:  8,682,304

(2) Jay M. Short: 0

(3) Carolyn Anderson Short:  0

(iv)	Shared power to dispose or to direct the disposition of:

(1) Himalaya Parent LLC:  0

(2) Jay M. Short: 8,682,304

(3) Carolyn Anderson Short:  8,682,304

Item 5.	Ownership of Five Percent or Less of a Class.

      Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

      Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.	Identification and Classification of Members of the Group.

      Not applicable.

Item 9.	Notice of Dissolution of Group.

 Not applicable.

Item 10.	Certification.

       (a) Not applicable.

      (b) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021	Himalaya Parent LLC

	By:	/s/ Jay M. Short
Name: Jay M. Short, Ph.D.
Title: Manager

	By:	/s/ Carolyn Short
Name: Carolyn Short
Title: Manager

Dated: February 16, 2021	Jay M. Short

	By:	/s/ Jay M. Short
Name: Jay M. Short, Ph.D.

Dated: February 16, 2021	Carolyn Anderson Short

	By:	/s/ Carolyn Anderson Short
Name: Carolyn Anderson Short